Mail Stop 4561   April 3, 2009

George L. Chapman, Chief Executive Officer and President
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, OH 43604

>   **Re: Health Care REIT, Inc.**
>   **Form 10-K**
>   **Filed: March 2, 2009**
>   **Schedule 14A**
>   **Filed: March 25, 2009**
>   **File No.: 001-08923**

Dear Mr. Chapman:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Properties, page 36

1.   For your medical office building holdings, it appears that the occupancy rates and
        rental rates constitute material information for investors. Please tell us the
        occupancy rate expressed as a percentage and the average annual rent per square
        foot for your medical office building holdings, on a portfolio basis, and compare
        such rates with last year's rates. Such disclosure should be included in future
        filings. Also, please tell us why such disclosure would not be material for your
        other investments.

2.   We note future minimum lease receivable disclosure on page 86 that covers the next five years. Please tell us why you have not included a schedule of lease expiration for the next 10 years for the investments, on an aggregate or portfolio basis, disclosed in this section.

Comments on Schedule 14A

Executive Compensation, page 10

3.   We note that you target compensation levels against the median level of your peer group. For each named executive officer, to the extent you awarded compensation outside of the targeted parameters, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the targeted parameter and include such disclosure in future filings.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

George L. Chapman, Chief Executive Officer and President
Health Care REIT, Inc.
April 3, 2009
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233with any other questions.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief